Exhibit 1
Consent of Independent Registered Public Accounting Firm
The Administrative Committee
The Jefferies Group, Inc.
    Employees’ Profit Sharing Plan:
We consent to the incorporation by reference in the registration statement, as amended (No. 33-63418), dated June 10, 1993 on Form S-8 of Jefferies Group, Inc. of our report dated May 27, 2010 with respect to the statements of net assets available for benefits of the Jefferies Group, Inc. Employees’ Profit Sharing Plan as of November 30, 2009 and 2008 and the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule, schedule H, line 4i — schedule of assets (held at end of year) as of November 30, 2009, which report appears in the November 30, 2009 annual report on Form 11-K of the Jefferies Group, Inc. Employees’ Profit Sharing Plan.
/s/ KPMG LLP
New York, New York
May 27, 2010